UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Decision on Disposal of Treasury Shares

On April 27, 2026, the board of directors of SK Telecom Co., Ltd. (the “Company”) approved the Company’s disposal of treasury shares for the purpose of granting shares as bonus compensation to its independent non-executive directors.

1. Number of Treasury Shares to be Disposed		Common shares	51,952
		Preferred shares	—
2. Price of the Treasury Shares to be Disposed (Won)		Common shares	100,000
		Preferred shares	—
3. Estimated Aggregate Disposal Value (Won)		Common shares	5,195,200,000
		Preferred shares	—
4. Disposal Period		From	April 28, 2026
		To	May 31, 2026
5. Purpose of Disposal			Stock Compensation for Independent Non-executive Director and Long-Term Incentive Stock Awards for Executives
6. Method of Disposal			Over-the-counter
7. Disposal Counterparties			Independent Non-executive Director and Executives, including Former Executives
8. Investment Brokerage Agent			SK Securities Co., Ltd.
9. Treasury Shares Held Before Disposal	Acquisition within Limit Based on Maximum Amount of Dividends Payable	Common shares	1,789,157	Percentage of shares (%)	0.83
		Preferred shares	—	Percentage of shares (%)	—
	Other Acquisition	Common shares	—	Percentage of shares (%)	—
		Preferred shares	—	Percentage of shares (%)	—
10. Date of Resolution by the Board of Directors			April 27, 2026
- Attendance of Outside Directors			Present: 5; Absent: 0
- Attendance of Auditors (Audit Committee Members who are not Outside Directors)			—
11. Maximum Daily Sale Order		Common shares	—
		Preferred shares	—

12. Other Matters Relating to an Investment Decision

-	Items 1, 2 and 3 above are based on the closing price of the Company’s shares on April 23, 2025, the day before the date of the resolution by the board of directors.

-	The actual number, price and aggregate value of the treasury shares to be disposed may change as of the date of disposal.

-

Regarding Item 5 above, the purpose of the disposal is to grant 4,860 treasury shares to five independent non-executive directors through the Company’s compensation program for its independent non-executive directors, which is tied to the Company’s enterprise value and under which the Company grants treasury shares as a portion of the independent non-executive directors’ compensation. The number of treasury shares granted to each independent non-executive director varies depending on factors including the role and responsibility of each independent non-executive director. In addition, the long-term incentive stock-based compensation for executives is intended to deliver an aggregate of 49,152 shares to 128 recipients pursuant to long-term incentive compensation agreements. The number of shares to be delivered to each individual represents the number of shares remaining after taxes and other applicable deductions, following the final determination of the settlement quantity.

-

This decision to dispose of treasury shares is expected to be carried out within the scope of the “the Plan for Holding and Disposal of Treasury Shares” approved at the 42nd Annual General Meeting of Shareholders held on March 26, 2026.

[Treasury Shares Held Prior to Decision on Disposal of Treasury Shares]

(Unit: shares)

Method of acquisition			Type of shares	Beginning	Change			End	Notes
					Acquired (+)	Disposed (–)	Cancelled (–)
Acquisition within limit based on maximum amount of dividends payable	Direct acquisition	Direct acquisition through stock exchange	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Over-the-counter acquisition	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (a)	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
	Acquisition through broker	Held in trust by broker	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Held by Company	Common shares	1,807,778	—	14,621	—	1,789,157	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (b)	Common shares	1,807,778	—	14,621	—	1,789,157	—
			Preferred shares	—	—	—	—	—	—

Method of acquisition	Type of shares	Beginning	Change			End	Notes
			Acquired (+)	Disposed (–)	Cancelled (–)
Other acquisition (c)	Common shares	—	—	—	—	—	—
	Preferred shares	—	—	—	—	—	—
Total (a+b+c)	Common shares	1,807,778	—	14,621	—	1,789,157	—
	Preferred shares	—	—	—	—	—	—
-

The “Beginning” above refers to the number of treasury shares held as of January 1, 2026, the beginning of the current fiscal year, and the “End” refers to the number of treasury shares held as of April 27, 2026, the filing date of this disclosure document.

[Additional Disclosure Items]

1. Relationship between the Company or its largest shareholder and each counterparty to the disposal

- Five outside directors and 128 executives, including former executives

2. Reasons for selection of counterparties to the disposal

- To implement stock-based compensation for outside directors and long-term incentive compensation agreements

3. Number of Shares disposed of per counterparty (shares)

- 2,800 shares for independent non-executive directors and 49,152 shares for settlement of long-term incentive compensation for executives

4. Basis for price calculation

- The number of shares scheduled for disposal set forth in Item 1 above, the disposal price per share set forth in Item 2 above, and the total disposal amount set forth in Item 3 above are based on the closing price as of April 24, 2026, the day immediately preceding the date of the Board resolution. However, the actual share price and disposal amount at the time of disposal may vary.

5. Expected dilutive effect on the value of the Company’s shares

- The number of shares scheduled for disposal set forth in Item 1 above represents approximately 0.02% of the total number of issued shares, which is 214,790,053 common shares. As the shares will be delivered through an off-market disposal, the impact is expected to be limited.

6. Other Matters for Investment Consideration

- Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Taehee Kim
(Signature)
Name: Taehee Kim
Title: Vice President

Date: April 27, 2026